*AB 4/5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Hill Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 MADISON AVENUE, SUITE 501
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

917-923-1478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Miller, CPA
(Name – *if individual, state last, first, middle name*)

129 4th Place	Brooklyn	NY	11231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/4

OATH OR AFFIRMATION

I, Jason Adelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Hill Partners LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EDWARD L. ROSE
Notary Public, State of New York
No. 5001838
Qualified in Nassau County
Commission Expires Sept. 14, 2014

Burnham Hill Partners LLC

(A Limited Liability Company)

Statement of Financial Condition

December 31, 2011

Table of Contents

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NY 11231
TEL 347-335-0601

INDEPENDENT AUDITOR'S REPORT

To the Member of Burnham Hill Partners LLC

We have audited the accompanying statement of financial condition of Burnham Hill Partners LLC, (the "Company") as of December 31, 2011, and the related statement of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham Hill Partners LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.



Brooklyn, NY
February 27, 2012

John S. Miller
CERTIFIED PUBLIC ACCOUNTANT

BURNHAM HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2011

Assets

Cash	$	155,443
Prepaid Assets		6,323
Total Assets	$	161,766

Liabilities and Member's Deficit

Liabilities		
Accounts Payable and Accrued Expenses	$	34,549
Subordinated Borrowing		300,000
Total Liabilities		334,549
Member's Deficit		(172,783)
Total Liabilities and Member's Deficit	$	161,766

BURNHAM HILL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

Burnham Hill Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business activities include providing investment banking, merger and acquisition, and consulting services to clients. The Company is a wholly owned subsidiary of Burnham Hill Capital Group, LLC (the "Parent"), a limited liability company.

Since the Company is a limited liability company, the member is not liable for any of the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company's revenue from its investment banking and other related business services is based on established agreements between the Company and its customers. Such revenue is recorded at the time the transaction is completed, fees are determinable, and collection is reasonably assured.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As part of the Company's investment banking services, the Company received restricted stock, including warrants to acquire shares of common stock, of investment banking clients. The restricted stock and warrants are considered Level 3 in the valuation hierarchy and are valued based upon prices or valuation techniques that required inputs that were unobservable. These inputs reflected assumptions by management about the criteria market participants would use in pricing the investments. During 2011, the fair value of the restricted stock and warrants received amounted to $75,349 (see Note 5).

NOTE 3. CONCENTRATION OF CREDIT AND MARKET RISK

The Company maintains its cash in a bank account that, at times, may exceed the federal insurance limit of $250,000.

For the year ended December 31, 2011, the Company derived approximately 99% of its fee income from contractual arrangements with two clients.

NOTE 4. SUBORDINATED BORROWING

The Company has a subordinated loan agreement with its member in the amount of $300,000. The loan was approved by FINRA effective February 15, 2010, and is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The loan bears interest at a rate of 4% per annum and matures on February 15, 2013 (see Note 5).

NOTE 5. RELATED-PARTY TRANSACTIONS

During 2011, the member did not require the Company to reimburse it for accrued interest on the subordinated loan and other expenses, amounting to $12,000; accordingly, the Company reflected such amount as a capital contribution.

The Company leased office space in New York City under a sublease from a related party, Cipher Capital Partners LLC ("affiliate"), through June, 2011. Lease expense paid to the "affiliate" during 2011 amounted to $15,000.

The Company has an expense sharing agreement with its member owner whereby certain overhead expenses are allocated to the Company. During 2011, $14,000 was charged to the Company.

Finally, The Company reimbursed an affiliate $23,000 for moving expenses.

From time to time, the Company may receive restricted stock and warrants or other securities from certain clients as compensation for services. Any such warrants and securities received are ultimately distributed to the member. The fair value of restricted stock and warrants received and distributed to the member during 2011 was $75,349.

NOTE 6. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for federal and New York State income tax purposes. The Company's assets, liabilities, and items of income, deduction, and tax credits are treated as those of its member owner, who is responsible for any taxes thereon. The Company's allocated share of local taxes, if any, is included in the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Parent and the Company are no longer subject to federal, state or local tax examinations by taxing authorities for years before 2008.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2011, the Company had net capital of $120,894 which was $115,894 in excess of its required

net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 28.58 % at December 31, 2011.

NOTE 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, the date the financial reports were available for issue.
The evaluation did not result in any subsequent events that required disclosure and/or adjustment except as follows: The Company received notification from the State of Utah Division of Securities that in 2011 it transacted business in Utah as a broker/dealer and agent while unlicensed and it employed or engaged an unlicensed agent. If upheld, the Company would receive a Cease and Desist Order and be fined $5,000. The penalty and fine would not be expected to have a material effect on the Company's overall operations and net capital. The Company's response is pending.

NOTE 9. CONTINUING OPERATIONS

The Parent has committed to providing capital to support the Company's continuing operations as needed.